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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

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                          NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                    0-9428
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                         (Check One):                           CUSIP NUMBER
                                                                 005313 20 0
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
 [X] Form 10-K and Form 10-KSB         [ ] Form 20-F         [ ] Form 11-K
 [ ] Form 10-Q and Form 10-QSB         [ ] Form N-SAR

     For Period Ended: September 27,1998
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 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR

     For Transition Period Ended:

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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     Full Name of Registrant: ADAC Laboratories

     Former Name if Applicable:

     Address of Principal Executive Office (Street and Number): 540 Alder Drive

     City, State and Zip Code: Milpitas, CA 95035

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PART II -- RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ss. 23,047], the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[ ]  (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)

     The Company will be restating its financial results for fiscal years 1996, 1997 and 1998 as a result of an ongoing review by the Company with the assistance of PricewaterhouseCoopers of its accounting principles and their historic application. Accordingly, the Company's Form 10-K for the fiscal year ended September 27, 1998 could not be filed within the prescribed period.

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PART IV -- OTHER INFORMATION
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     (1)  Name and telephone number of person to contact in regard to this notification.

                P. Andre Simone                  (408)           321-9100
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                     (Name)                  (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [X] Yes    [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As part of the restatement of its financial results, the Company will adjust the timing of certain revenues over the 1996-1998 period. The primary impact of these adjustments will be to move revenues forward into adjacent future periods. Substantially all of the transactions relating to these revenues have been completed and the associated revenues have been or will shortly be recognized. In addition, certain expenses will be adjusted and re-allocated throughout the period.

     Based on the review to date of the Company's accounting principles and their historic application, the Company believes that the net effect of the adjustments will have a material adverse impact on the Company's fiscal 1996 and 1997 financial results but are not expected to have a material impact on its previously released fiscal 1998 revenue, although the effect on revenue in individual quarters may be material. In addition, the Company believes that net income for 1998 may be somewhat lower or somewhat higher than previously reported, depending on the outcome of the ongoing review.
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                                ADAC Laboratories
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 29, 1998               By: /s/ P. Andre Simone
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                                           P. Andre Simone
                                           Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Sections 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b)of this chapter).